O’Melveny & Myers LLP	T: +1 415 984 8700	File Number: 0505809-00007
Two Embarcadero Center	F: +1 415 984 8701
San Francisco, CA 94111-3823	omm.com

February 20, 2025	C. Brophy Christensen
D: +1 415 984 8793
VIA EDGAR	bchristensen@omm.com

Mr. Perry Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Re:	Liberty TripAdvisor Holdings, Inc.
Schedule 13E-3 filed January 23, 2025
File No. 005-88301
Preliminary Proxy Statement on Schedule 14A
Filed January 23, 2025
File No. 001-36603

Dear Mr. Hindin:

On behalf of our client, Liberty TripAdvisor Holdings, Inc. (“Liberty TripAdvisor”), we are providing its responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated February 12, 2025, with respect to the filings referenced above.

This letter and each of Amendment No. 1 to the Schedule 13E-3 (as amended, the “Schedule 13E-3”) and an amended Preliminary Proxy Statement on Schedule 14A (as amended, the “Schedule 14A”) are being filed electronically via the EDGAR system today. The Schedule 14A contains the preliminary proxy statement and notice of Liberty TripAdvisor. Capitalized terms used and not defined herein have the meanings given in the Schedule 13E-3 and Schedule 14A, as applicable.

For your convenience, we have restated below the Staff’s comments in bold, followed by our response to each such comment. Page references in our responses correspond to the pages in the Schedule 13E-3 and Schedule 14A, as applicable:

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A

General

1.            We note that Tripadvisor has requested confidential treatment for Exhibits (c)(4) through (9), (c)(11) through (c)(13) and (c)(16) through (c)(18). We will review and provide comments on the request separately. All comments concerning the confidential treatment request should be resolved prior to mailing the proxy statement.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Response: Liberty TripAdvisor respectfully acknowledges the Staff’s comment.

2.            We note the following disclosure in the Schedule 13E-3: “The information concerning Liberty TripAdvisor contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by Liberty TripAdvisor. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by such filing person. No filing person, including Liberty TripAdvisor, is responsible for the accuracy of any information supplied by any other filing person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response: Liberty TripAdvisor respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Liberty TripAdvisor has revised the disclosure on page 3 of the Schedule 13E-3.

3.            Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that Mr. Maffei is the non-employee President, Chief Executive Officer and Chairman of Liberty TripAdvisor, director of Tripadvisor, signatory to the Maffei voting agreement, beneficially owns 97.3% of the Liberty TripAdvisor Series B common stock and holds approximately 41.4% of the total voting power of the issued and outstanding shares of Liberty TripAdvisor common stock in the aggregate, each as of December 31, 2024. We also note disclosure on pages 62 and 63 summarizing preliminary presentations presented or delivered by Centerview on September 5 and 12 and October 4, 6 and 11, 2024 that contained “an overview of the proposed transaction framework of a potential acquisition of Liberty TripAdvisor ‘communicated by Certares…” (emphasis added). In your response letter, please explain why Gregory B. Maffei and Certares, as the sole holder of all the issued and outstanding shares of Liberty TripAdvisor preferred stock, are not affiliates of Liberty TripAdvisor engaged directly or indirectly in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. Alternatively, please revise the Schedule 13E-3 to include Mr. Maffei and Certares as filing persons.

Response: In response to the Staff’s comment and after careful consideration of the text of Rule 13e-3 (“Rule 13e-3”) under the Exchange Act, including, without limitation, the Division of Corporation Finance’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DIs”), the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), Rule 12b-2 under the Exchange Act, and Release No. 34-39538 (Jan. 12, 1998) relating to Amendments to Beneficial Ownership Reporting Requirements (the “Beneficial Ownership Reporting Amendments Release”), Liberty TripAdvisor determined, and respectfully submits to the Staff, that (i) although Mr. Maffei may be deemed an affiliate of Liberty TripAdvisor, Mr. Maffei is not “engaged” in the Rule 13e-3 transaction, and therefore, is not required to be included as a signatory to the Schedule 13E-3 signature page and included as a filing person, and (ii) because Certares is not an “affiliate” of Liberty TripAdvisor, Certares similarly is not required to be included as a signatory to the Schedule 13E-3 signature page and included as a filing person. We address each point in turn.

a.	Mr. Maffei is not “engaged” in the Rule 13e-3 transaction.

As noted by the Staff in comment 3, Mr. Maffei may be deemed an “affiliate” of Liberty TripAdvisor because Mr. Maffei beneficially owns approximately 97.3% of the Liberty TripAdvisor Series B common stock and approximately 41.4% of the total voting power of Liberty TripAdvisor common stock in the aggregate, each as of December 31, 2024 and serves as Liberty TripAdvisor’s non-employee President, Chief Executive Officer and Chairman of the Liberty TripAdvisor Board. Notwithstanding these facts, and also notwithstanding the fact that Mr. Maffei is a director of Tripadvisor and a signatory to the Maffei voting agreement supporting the transactions contemplated by the merger agreement, including the combination (collectively, the “Transaction”), Liberty TripAdvisor respectfully submits that the facts and circumstances of Mr. Maffei’s role in the proposed Transaction do not rise to the level of Mr. Maffei being “engaged” in the Rule 13e-3 transaction because Mr. Maffei does not expect to, and will not, receive any special treatment as a result of the transaction. As described in the “Special Factors—Background of the Merger” section of the Schedule 14A, the Transaction was planned and pursued by the Liberty TripAdvisor Board after the original proposal for the Transaction was submitted by Certares to the Special Committee of the Tripadvisor Board, of which Mr. Maffei is not a member—Mr. Maffei’s role in the Transaction is no more significant than any other member of management or the Liberty TripAdvisor Board, except with respect to the voting of his shares.

In C&DI 201.05, the Staff clarified that two separate but related issues may be raised when determining “filing-person” status in a going-private transaction. The first issue is whether the person is an “affiliate” of the issuer within the scope of Rule 13e-3(a)(1). As noted above, Liberty TripAdvisor acknowledges that Mr. Maffei may be deemed an affiliate of Liberty TripAdvisor. However, being an affiliate is not sufficient to require the affiliate to be a filing person: the second issue posed by Question 201.05 is whether an affiliate of the issuer is deemed to be “engaged” in the going-private transaction.

Specific to members of management and directors, C&DI 201.05 states that “[d]epending on the facts and circumstances of the transaction, such management affiliates also might be deemed to be engaged in the transaction and may incur a Schedule 13E-3 filing obligation separate from that of the issuer.” The C&DI further notes that “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 . . . .” Similarly, although not specific to filing person status, C&DI 201.01 also generally provides that continuity of management post-transaction is an important policy consideration when evaluating the requirements of Rule 13e-3, and specifically, that factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”

Liberty TripAdvisor respectfully submits that because the foregoing factors are not generally present with respect to Mr. Maffei, Mr. Maffei is not “engaged in” the Rule 13e-3 transaction. Other than the fact that Mr. Maffei has proportionally greater voting power, in his capacity as a stockholder of Liberty TripAdvisor, than other directors and management of Liberty TripAdvisor (and the fact that Mr. Maffei has agreed to vote those shares in favor of the Transaction in accordance with the terms of the Maffei voting agreement), Mr. Maffei (i) has not negotiated, and will not receive, any role in the management of the surviving company, (ii) although he will remain a director of Tripadvisor, has not sought any increases in consideration to be received favorable only to himself, (iii) has not negotiated, and will not receive, any alterations in agreements favorable only to himself, and (iv) has not negotiated, and will not receive, any equity ownership in the surviving company. Indeed, Mr. Maffei’s significant voting power in Liberty TripAdvisor will effectively disappear as a result of the Transaction: Mr. Maffei will receive the same cash consideration in the Transaction for all of his shares of Liberty TripAdvisor common stock as any other common stockholder, and Mr. Maffei’s equity ownership and voting power in Tripadvisor following the consummation of the Transaction will be less than one-percent (and represent only shares currently owned by Mr. Maffei).

Although Mr. Maffei is, and will remain after the Transaction, a director of Tripadvisor, other than the Maffei voting agreement, there are no contractual agreements or arrangements among Mr. Maffei and any party to the Transaction with respect to post-closing employment or compensation, incentive or equity arrangements, including no employment agreements, offer letters or term sheets with respect to the foregoing. Similarly, as described in the Schedule 14A, Mr. Maffei’s Liberty TripAdvisor equity awards outstanding as of the closing of the Transaction will be converted into cash consideration at the closing of the Transaction, subject to the terms and conditions described in the merger agreement—the same treatment as other executive officers and directors of Liberty TripAdvisor. And there are no agreements among Mr. Maffei and any party to the Transaction or their affiliates with respect to “rollover” or similar arrangements with respect to any equity securities of Liberty TripAdvisor held by Mr. Maffei.

Simply put, Mr. Maffei is no differently situated than any other director or executive officer of Liberty TripAdvisor, and has not negotiated, and will not receive, any unique consideration or other benefits. Taken together with the fact that Mr. Maffei’s role in the Transaction is no more significant than any other member of management or the Liberty TripAdvisor Board (except with respect to the voting of his shares), Mr. Maffei is not “engaged” in the Transaction for purposes of Rule 13e-3.

b.	Certares is not an “affiliate” of Liberty TripAdvisor.

As noted by the Staff in comment 3, Certares is the holder of all the issued and outstanding shares of Liberty TripAdvisor preferred stock. Notwithstanding this fact, Liberty TripAdvisor respectfully submits that Certares is not an “affiliate” of Liberty TripAdvisor, and therefore, is not subject to Rule 13e-3.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Courts, the Securities and Exchange Commission and the Staff have all historically stated that the determination of “control” depends upon all relevant facts and circumstances. As a result, the Division of Corporation Finance has “historically declined to express any view on the affiliation of any person to an issuer of securities on the ground that the question is a matter of fact best determined by the parties and their advisors.” First Gen’l Resources Co., SEC No-Action Letter (Aug. 23, 1988). Liberty TripAdvisor has determined that Certares is not affiliate of Liberty TripAdvisor because Certares cannot direct or cause the direction of the Liberty TripAdvisor’s management and policies, whether through the ownership of voting securities, by contract, or otherwise.

As noted in footnote 28 of the Interpretive Release, “The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, contract or otherwise.” Here, Certares: (i) owns no outstanding voting securities of Liberty TripAdvisor, (ii) has no representation in management or on the Liberty TripAdvisor Board (and no rights to designate or appoint any members of the Board except customary rights triggered only upon the occurrence of certain events), (iii) has no information rights or rights to participate in meetings of the Board and (iv) has only very limited other indicia of control other than its ownership of the non-voting Liberty TripAdvisor preferred stock in the form of contractual agreements with respect to its investment in the shares of Liberty TripAdvisor preferred stock (which include customary consent rights set forth in the Certificate of Designations of and investment agreements relating to the Liberty TripAdvisor preferred stock). That preferred stock, without more, is simply not sufficient to grant Certares the ability to cause the direction of management and policies of Liberty TripAdvisor—as disclosed in Liberty TripAdvisor’s latest period report (its Annual Report on Form 10-K for the fiscal year ended December 31, 2024), shares of Liberty TripAdvisor preferred stock are (i) non-voting (except as required under Delaware law and except with respect to certain limited matters set forth in the Certificate of Designations of Liberty TripAdvisor preferred stock) and do not grant Certares the right to vote on the Transaction, (ii) are non-convertible, and (iii) entitle holders to only an aggregate liquidation preference of approximately $271 million. That liquidation preference and the customary rights afforded to the Liberty TripAdvisor preferred stock are simply not sufficient to create the requisite level of influence.

4.            Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise the disclosure to include all the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Response: Liberty TripAdvisor takes note of the Staff’s comment and for the reasons stated above in response to comment 3, Liberty TripAdvisor respectfully submits that there is no new filing person required to file a Schedule 13E-3.

5.            We note disclosure in the Schedule 13E-3 that the Liberty TripAdvisor Board determined that the merger agreement and the transactions contemplated thereby were fair to Liberty TripAdvisor stockholders (including the disinterested stockholders). The term “disinterested stockholders” is defined to mean the holders of the outstanding shares of Liberty TripAdvisor capital stock (emphasis added) other than any outstanding shares beneficially owned by the enumerated entities listed on page 2 of the Schedule 13E-3 and page 24 of the preliminary proxy statement. Such defined term does not appear to exclude outstanding shares of preferred stock currently held by Certares. Similar language is repeated throughout the proxy statement. While we acknowledge other disclosure in the proxy statement that the Liberty TripAdvisor Board and the buyer parties believe that the merger “is fair to Liberty TripAdvisor’s ‘unaffiliated security holders,’ as such term is defined” in Exchange Act Rule 13e-3, with a view towards improved disclosure, please consider providing additional disclosure to clarify that the reference to “unaffiliated security holders” is intended to refer only to holders of Liberty TripAdvisor common stock. Refer to the statement described in Item 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4).

Response: In response to the Staff’s comment, Liberty TripAdvisor respectfully refers the Staff to Liberty TripAdvisor’s response to comment 3 above reflecting Liberty TripAdvisor’s determination that Certares is not an affiliate of Liberty TripAdvisor. We note that an “unaffiliated security holder” is defined in Rule 13e-3 under the Exchange Act to mean any security holder of an equity security subject to a Rule 13e-3 transaction who is not an affiliate of the issuer of such security. We therefore respectfully advise the Staff that consistent with Item 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4), the reference in the proxy statement to “unaffiliated security holders” is intended to refer both to holders of Liberty TripAdvisor common stock and Certares as the holder of Liberty TripAdvisor preferred stock.

Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger, page 44

6.            The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (c), (d) and (e) of Item 1014, as well as clauses (i) through (v) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Liberty TripAdvisor Board’s fairness determination. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the Liberty TripAdvisor Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

This comment also applies to the disclosure in the section captioned “Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger” beginning on page 64 with respect to paragraphs (c) and (d) and clause (viii) of Instruction 2 to Item 1014.

Response: Liberty TripAdvisor respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Liberty TripAdvisor has revised the disclosure on pages 45, 48–49 and 65–69 of the Schedule 14A.

Opinion of Citigroup Global Markets Inc. - Miscellaneous, page 53

7.            Disclosure in the last sentence of the second paragraph on page 53 indicates that “[f]or investment banking services, Citi was paid by Liberty TripAdvisor (and various other entities associated with Liberty TripAdvisor) and Tripadvisor, during the two-year period prior to the date of its opinion, approximately $23 million and approximately $0.1 million, respectively.” Please disclose and quantify, if applicable, any other fees, in addition to fees for investment banking services, paid by Liberty TripAdvisor and Tripadvisor to Citi. Refer to Item 1015(b)(4).

Response: In response to the Staff’s comment, Liberty TripAdvisor has revised the disclosure on pages 53–54 of the Schedule 14A.

Opinion of Centerview Partners LLC - General, page 62

8.            Disclosure in the third paragraph of this section indicates that “[i]n the two years prior to the date of its written opinion, except for its engagement by the Tripadvisor special committee, Centerview had not been engaged to provide financial advisory or other services to Tripadvisor, and Centerview had received between $500,000 and $2,000,000 in compensation from Tripadvisor in connection with its engagement with the Tripadvisor special committee during such period.” Disclosure in the last paragraph in this section indicates that “[i]n connection with Centerview’s services as the financial advisor to the Tripadvisor special committee, Tripadvisor has agreed to pay Centerview an aggregate fee of $10,500,000, $3,000,000 of which was payable upon the rendering of Centerview’s opinion and $7,500,000 million of which is payable contingent upon consummation of the transaction.” With a view towards improved disclosure, please clarify what services were performed for which Centerview received between $500,000 and $2,000,000 in compensation that were not included in the aggregate fee of $10,500,000, and explain why such compensation cannot be specifically quantified. Alternatively, disclose the actual compensation paid. Refer to Interpretive Response 217.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009.

Response: Liberty TripAdvisor respectfully acknowledges the Staff’s comment and has revised page 62 of the Schedule 14A to provide the requested disclosure.

Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger, page 65

9.            The last paragraph on page 64 indicates that “[t]he buyer parties have not received any report, opinion or appraisal from any outside party materially related to the merger…” Please reconcile such disclosure with the disclosure and exhibits related to the opinion of Centerview.

Response: Liberty TripAdvisor respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, Liberty TripAdvisor has revised pages 65-66 of the Schedule 14A to provide the requested disclosure and clarify that, other than as described in the section entitled “Opinion of Centerview Partners,” the buyer parties have not received any report, opinion or appraisal from any outside party materially related to the merger.

Cautionary Statement Regarding Forward-Looking Information, page 79

10.          We note the disclosure on page 78 that the proxy statement contains “‘forward-looking statements’ within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. The provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”) are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E), Securities Act Section 27A(b)(1)(E) and Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the proxy statement and refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

Response: In response to the Staff’s comment, Liberty TripAdvisor has revised the disclosure on page 79 of the Schedule 14A to remove references to the PSLRA and will refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

11.          Disclosure on page 79 states that “Liberty TripAdvisor expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect…any change in events, conditions or circumstances on which any such statement is based.” Such statement is inconsistent with Liberty TripAdvisor’s obligations to amend and promptly disseminate revised information if its existing disclosure materially changes. See Exchange Act Rule 13e- 3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Response: In response to the Staff’s comment, Liberty TripAdvisor has revised the disclosure on page 80 of the Schedule 14A.

Where You Can Find Additional Information, page 150

12.          We note the statement that “Liberty TripAdvisor incorporates by reference…, with respect to this proxy statement but not with respect to the transaction statement on Schedule 13E-3, any documents filed by Liberty TripAdvisor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement and prior to the date of the special meeting…” Note that Schedule 14A does not permit general “forward incorporation” of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

Response: In response to the Staff’s comment, Liberty TripAdvisor has revised pages 90 and 150 of the Schedule 14A to remove language relating to forward incorporation by reference. To the extent Liberty TripAdvisor makes future filings that should be incorporated by reference into the Schedule 14A, Liberty TripAdvisor will amend the Schedule 14A to specifically identify such filings and incorporate them by reference.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:	Liberty TripAdvisor Holdings, Inc. Renee L. Wilm

Simpson Thacher & Bartlett LLP Anthony F. Vernace

Weil, Gotshal & Manges LLP Michael J. Aiello
Matthew J. Gilroy

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